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                  [Letterhead of Gibson, Dunn & Crutcher LLP]


                                October 16, 2000



(212) 351-3961                                                  C 43324-00006


VIA EDGAR
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Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Mr. Barry N. Summer

       Re:  IWO Holdings, Inc.
            Application for Withdrawal of
            Registration Statement on Form S-1
            File No. 333-39746


Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, our client, IWO Holdings, Inc. (the "Registrant"), hereby applies for an order granting immediate withdrawal of its Registration Statement on Form S-1, File No. 333-39746, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on June 20, 2000 and subsequently amended on August 14, 2000.

     The Registrant is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock, par value $0.01 per share, covered by the Registration Statement. No securities were sold or will be sold under the Registration Statement.
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Securities and Exchange Commission
October 16, 2000
Page 2



     The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

     Upon the grant of the Commission's consent to the requested withdrawal of the Registration Statement, please return a dated copy of the order granting such withdrawal to the undersigned by facsimile at (212) 351-5335.

     If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (212) 351-3961. Thank you for your time and assistance.

                              Very truly yours,

                              /s/ Eugene P. Lee

                              Eugene P. Lee